Exhibit 99.3

Immunocore Reports Second Quarter 2023 Financial Results and Provides Business Update

KIMMTRAK net revenues of £45.5 million ($57.8 million) in 2Q 2023; new launches in Italy, Austria, Finland, and Israel with additional European launches expected by year-end

New Phase 3 Trial for IMC-F106C (PRAME-A02) in first-line cutaneous melanoma (PRISM-MEL301); expect first patient randomized by 1Q 2024

Enrolling patients in monotherapy and combination arms of IMC-F106C in Phase 1/2 trial, including expansions in melanoma, NSCLC, endometrial, and ovarian cancers;
data expected in 1H 2024

Cash and cash equivalents increased to £342 million ($435 million) as of June 30, 2023

Conference call today, August 10th at 8:00 AM EDT, 1:00 PM BST

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 10 August 2023) Immunocore Holdings plc (Nasdaq: IMCR), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, infectious diseases and autoimmune diseases, today announced its financial results for the second quarter ended June 30, 2023, and provided a business update.

“I am extremely pleased that KIMMTRAK is reaching more patients, with approvals now in over 35 countries, leading to another excellent quarter,” said Bahija Jallal, Chief Executive Officer of Immunocore. “I am also excited by the progress of our pipeline, as we announce the first Phase 3 trial with our PRAME-targeted ImmTAC, in first-line cutaneous melanoma.”

“IMC-F106C, the first PRAME-targeted bispecific therapy, has demonstrated durable clinical activity in melanoma as monotherapy, leading us to initiate the PRISM-MEL301 Phase 3 trial,” commented David Berman, EVP Research and Development, Immunocore. "This melanoma trial, informed by a Type B FDA meeting and with global expert input, will randomize patients to IMC-F106C with nivolumab versus global standards of care of nivolumab with or without relatlimab.”

Second Quarter 2023 Highlights (including post-period)

KIMMTRAK® (tebentafusp-tebn) for metastatic uveal melanoma (mUM)

KIMMTRAK is approved in over 35 countries globally. Total net product revenue (or “net sales”) arising from the sale of KIMMTRAK was £45.5 million (or $57.8 million) in the second quarter of 2023, of which £32.8 million (or $41.7 million) was in the United States, £12.2 million (or $15.5 million) in Europe, and £0.5 million (or $0.6 million) in the rest of the world.

In the United States, growth was driven both by patient expansion and duration of therapy. The Company estimates market share increased to approximately 60% of first-line HLA-A*02:01 positive patients with mUM and that duration of therapy in the real-world setting is tracking towards the greater than nine months seen in the Phase 2 and Phase 3 clinical trials.

In the first half of the year, the Company launched KIMMTRAK in Austria and Israel and, most recently, in Italy and Finland. In France and Germany, KIMMTRAK remains the standard of care for first-line HLA-A*02:01 positive patients with mUM, with nearly all patients in Germany being treated in first-line. In early August, the Company reached a KIMMTRAK pricing reimbursement agreement in Germany. This price, expected to be published in September 2023, is slightly improved from the Company’s accounting assumptions. The Company expects to launch KIMMTRAK in several additional European countries by the end of 2023.

In July, the Centers for Medicare & Medicaid Services (CMS) released the 2024 Proposed Rule for the physician fee schedule. The Proposed Rule names KIMMTRAK as a medicine identified as meeting the proposed criteria for unique circumstances, whereby it would have a proposed increased applicable percentage of unused or discarded product volume subject to refund to CMS, of 45%, and not 10% used for medicines without these unique circumstances. The Proposed Rule is expected to be finalized during the fourth quarter of 2023 with an effective date of January 1, 2024.

In the second quarter, the Company presented data demonstrating:

•
association between early circulating tumor DNA (ctDNA) reduction and longer overall survival (OS) at the 2023 American Association for Cancer Research (AACR) Annual Meeting and American Society of Clinical Oncology (ASCO) 2023 meeting. ctDNA clearance was higher in previously untreated mUM (37%) compared to previously treated mUM (13%). These data suggest that early ctDNA reduction may be a better predictor of longer OS than radiographic response.

•
final analysis, minimum follow-up of 3 years, from the Phase 2 trial in mUM at AACR 2023. The Company plans to present updated 3-year overall survival data from the Phase 3 trial in mUM at a medical conference later this year.

In the second quarter, Sanofi informed Immunocore that they will not be progressing their evaluation of SAR444245 in combination with KIMMTRAK. As such, Sanofi elected to terminate the previously announced clinical trial collaboration, in which Sanofi was responsible for clinical development. Immunocore is no longer responsible for supplying KIMMTRAK for this clinical trial and no other costs are expected.

TEBE-AM - Phase 2 / 3 trial with KIMMTRAK in second-line or later cutaneous melanoma

Randomization continues in the Phase 2/3 clinical trial of KIMMTRAK in HLA-A*02:01 positive patients with second-line or later cutaneous melanoma. The trial is randomizing patients with advanced melanoma who have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a BRAF inhibitor. Patients are being randomized to one of three arms, including KIMMTRAK as monotherapy or in combination with an anti-PD1, and a control arm. The Company presented a trial-in-progress poster at the ASCO 2023 meeting, describing the design of the trial, which has a dual primary endpoint of OS and ctDNA reduction. The company expects to complete randomization of the Phase 2 portion of the study in the second half of 2024.

PRISM-MEL301 – First PRAME Phase 3 trial with IMC-F106C in first-line cutaneous melanoma

The Company, following U.S. Food and Drug Administration (FDA) Type B interaction, is planning a registrational Phase 3 trial with IMC-F106C, with the goal of starting by the first quarter of 2024. The trial will randomize patients with HLA-A*02:01 positive, first-line cutaneous melanoma to IMC-F106C + nivolumab versus a control arm of either nivolumab or nivolumab + relatlimab, depending on country.  Based on feedback from the FDA, including Project Optimus, the study will initially randomize to three arms – two well-tolerated and clinically active F106C dose regimens (40 mcg and 160 mcg) and the control arm – and will discontinue one of the F106C dose regimens after an initial review of the first 60 patients randomized to the two experimental arms (90 patients randomized total). The Company plans to randomize the first patient in this trial in the first quarter of 2024. The Company estimates there are over 10,000 newly diagnosed HLA-A*02:01 positive, advanced cutaneous melanoma patients in the G7 per year.

Phase 1/2 IMC-F106C targeting PRAME-A02 in multiple solid tumors

In addition to progressing IMC-F106C into a registrational trial in advanced melanoma, the Company is continuing to enroll patients in the Phase 1/2 trial monotherapy and combination arms across multiple tumor types, including expansion arms for patients with advanced ovarian, non-small cell lung, endometrial, and melanoma cancers. Today, the Company is providing an updated analysis of the original 18 melanoma patients (initially presented at ESMO in September 2022), which continues to show promising durability of the clinical activity (range of duration of partial response from 6 months to 17 months). The Company expects to report data from the trial in the first half of 2024.

Early oncology pipeline: IMC-R117C (PIWIL1), IMC-P115C (PRAME-A02 HLE), IMC-T119C (PRAME-A24)

The Company is on-track to submit an IND / CTA in the fourth quarter of 2023 for IMC-R117C, an ImmTAC targeting the PIWIL1 protein for colorectal and other gastrointestinal cancers. The Company believes this is the first PIWIL1-targeted immunotherapy in development. The Company continues to work on expanding the PRAME franchise, with pre-clinical work ongoing for two new PRAME ImmTAC candidates, IMC-P115C (PRAME-A02 HLE) and IMC-T119C (PRAME-A24) for solid tumors, with both on-track for IND/CTA submission in 2024.

IMC-M113V and IMC-I109V: aiming for functional cure in HIV and HBV

The Company is enrolling people living with HIV in the multiple ascending dose (MAD) part of a Phase 1 trial with IMC-M113V, to identify a safe and tolerable dosing schedule. This study will also test whether IMC-M113V could lead to reduction in the viral load and, after stopping all therapies (antiretroviral therapies and ImmTAV), delay or prevent HIV rebound (known as functional cure). The MAD part of the trial will enroll up to 28 participants. The Company expects to present a data update in 2024.

In the ongoing Phase 1 trial with IMC-I109V, enrolling people living with HBV in the single ascending dose portion, the Company has amended the study to include HBV-positive hepatocellular carcinoma in the multiple ascending dose portion of the study.

Financial Results

Total net product revenue arising from the sale of KIMMTRAK was £45.5 million ($57.8 million) and £87.6 million ($111.3 million) in the three and six months ended June 30, 2023, respectively, of which £32.8 million ($41.7 million) and £62.3 million ($79.2 million) was in the United States, £12.2 million ($15.5 million) and £24.5 million ($31.2 million) was in Europe, and £0.5 million ($0.6 million) and £0.7 million ($0.9 million) was in the rest of the world. For the three and six months ended June 30, 2022, the Company recorded total net product and pre-product revenue of £27.7 million and £38.2 million, respectively.

For the three and six months ended June 30, 2023, the Company’s research and development expenses were £28.8 million ($36.6 million) and £57.2 million ($72.7 million), respectively, as compared to £20.2 million and £38.7 million for the three and six months ended June 30, 2022, respectively. For the three and six months ended June 30, 2023, the selling and administrative expenses were £33.9 million ($43.1 million) and £67.2 million ($85.4 million), respectively, compared to £18.8 million and £38.9 million for the three and six months ended June 30, 2022, respectively.

Basic and diluted loss per share for the three and six months ended June 30, 2023 was £0.29 ($0.37) and £0.64 ($0.81), respectively, compared to a basic and diluted loss per share of £0.14 and £0.51 for the three and six months ended June 30, 2022, respectively.

Cash and cash equivalents were £342.3 million ($435.1 million) as of June 30, 2023, compared to £332.5 million as of December 31, 2022.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended June 30, 2023 into U.S. dollars at a rate of £1.00 to $1.2709.

Audio Webcast

Immunocore will host a conference call today, August 10, 2023 at 8:00 A.M. EDT/ 1:00 PM BST, to discuss the second quarter financial results and provide a business update. The call will also be available via webcast by visiting the Events & Presentations section on Immunocore’s website. A replay of this webcast will be available for 30 days.

Conference Call Details:
U.S. (toll-free): 877-405-1239
International (toll): +1 201-389-0851

Upcoming Investor Conference

•	H.C. Wainwright Immune Cell Engager Virtual Conference

Fireside Chat: Thursday, August 17, 2023, at 1:00 pm ET

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About PRISM-MEL301 – Phase 3 trial with IMC-F106C (PRAMExCD3) in 1L advanced, cutaneous melanoma

The Phase 3 registrational trial will randomize patients with previously untreated, HLA-A*02:01 positive, advanced melanoma to IMC-F106C+nivolumab versus nivolumab or nivolumab + relatlimab, depending on country.  The study will initially randomize to three arms: two F106C dose regimens (40 mcg and 160 mcg) and control arm, and will discontinue one of the F106C dose regimens after an initial review of the first 60 patients randomized to the two experimental arms (90 patients randomized total). The primary endpoint of the trial is progression free survival (PFS) by BICR, with secondary endpoints of overall survival (OS) and overall response rate (ORR).

About TEBE-AM – Phase 2 / 3 trial with tebentafusp (gp100xCD3) in second-line or later cutaneous melanoma

The trial is randomizing patients with second line or later cutaneous melanoma who have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a BRAF kinase inhibitor. Patients will be randomized to one of three arms including tebentafusp, as monotherapy or in combination with an anti-PD1, and a control arm. The Phase 2 portion of the trial will include 40 patients per arm.

About ImmTAV molecules and infectious diseases

ImmTAV (Immune mobilizing monocolonal TCRs Against Virus) molecules are novel bispecific molecules that, like ImmTAC (Immune mobilizing monoclonal TCRs Against Cancer) molecules, are designed to enable the immune system to recognize and eliminate virally infected cells.

Immunocore is advancing clinical candidates to cure patients with HIV and HBV. The Company aims to achieve a reduction in viral reservoirs to enable sustained control of HIV after stopping antiretroviral therapy (ART), without the risk of virological relapse or onward transmission. This is known as ‘functional cure’. For the treatment of HBV, the Company aims to achieve sustained loss of circulating viral antigens and markers of viral replication after stopping medication for people living with chronic hepatitis B.

About Uveal Melanoma

Uveal melanoma is a rare and aggressive form of melanoma, which affects the eye. Although it is the most common primary intraocular malignancy in adults, the diagnosis is rare, and up to 50% of people with uveal melanoma will eventually develop metastatic disease. Unresectable or metastatic uveal melanoma typically has a poor prognosis and had no approved treatment until KIMMTRAK.

About KIMMTRAK®

KIMMTRAK is a novel bispecific protein comprised of a soluble T cell receptor fused to an anti-CD3 immune-effector function. KIMMTRAK specifically targets gp100, a lineage antigen expressed in melanocytes and melanoma. This is the first molecule developed using Immunocore’s ImmTAC technology platform designed to redirect and activate T cells to recognize and kill tumor cells. KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

IMPORTANT SAFETY INFORMATION

Cytokine Release Syndrome (CRS), which may be serious or life-threatening, occurred in patients receiving KIMMTRAK. Monitor for at least 16 hours following first three infusions and then as clinically indicated. Manifestations of CRS may include fever, hypotension, hypoxia, chills, nausea, vomiting, rash, elevated transaminases, fatigue, and headache. CRS occurred in 89% of patients who received KIMMTRAK with 0.8% being grade 3 or 4. Ensure immediate access to medications and resuscitative equipment to manage CRS. Ensure patients are euvolemic prior to initiating the infusions. Closely monitor patients for signs or symptoms of CRS following infusions of KIMMTRAK. Monitor fluid status, vital signs, and oxygenation level and provide appropriate therapy. Withhold or discontinue KIMMTRAK depending on persistence and severity of CRS.

Skin Reactions

Skin reactions, including rash, pruritus, and cutaneous edema occurred in 91% of patients treated with KIMMTRAK. Monitor patients for skin reactions. If skin reactions occur, treat with antihistamine and topical or systemic steroids based on persistence and severity of symptoms. Withhold or permanently discontinue KIMMTRAK depending on the severity of skin reactions.

Elevated Liver Enzymes

Elevations in liver enzymes occurred in 65% of patients treated with KIMMTRAK. Monitor alanine aminotransferase (ALT), aspartate aminotransferase (AST), and total blood bilirubin prior to the start of and during treatment with KIMMTRAK. Withhold KIMMTRAK according to severity.

Embryo-Fetal Toxicity

KIMMTRAK may cause fetal harm. Advise pregnant patients of potential risk to the fetus and patients of reproductive potential to use effective contraception during treatment with KIMMTRAK and 1 week after the last dose.

The most common adverse reactions (≥30%) in patients who received KIMMTRAK were cytokine release syndrome, rash, pyrexia, pruritus, fatigue, nausea, chills, abdominal pain, edema, hypotension, dry skin, headache, and vomiting. The most common (≥50%) laboratory abnormalities were decreased lymphocyte count, increased creatinine, increased glucose, increased AST, increased ALT, decreased hemoglobin, and decreased phosphate.

For more information, please see full Summary of Product Characteristics (SmPC) or full U.S. Prescribing Information (including BOXED WARNING for CRS).

About KIMMTRAKConnect

Immunocore is committed to helping patients who need KIMMTRAK obtain access via our KIMMTRAKConnect program. The program provides services with dedicated nurse case managers who provide personalized support, including educational resources, financial assistance, and site of care coordination. To learn more, visit KIMMTRAKConnect.com or call 844-775-2273.

About Immunocore

Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. The Company’s most advanced oncology TCR therapeutic, KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “believe”, “expect”, “plan”, “anticipate” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, the commercial performance of KIMMTRAK including planned launches in additional countries; the potential benefits KIMMTRAK will provide for patients; the estimated market share of KIMMTRAK; the final content of the CMS’ calendar year 2024 rule for the physician fee schedule and the timing of the release of such final rule by CMS; the estimated market size and patient population for the Company’s products and product candidates; the expected submission of investigational new drug applications or clinical trial applications; the potential regulatory approval, expected clinical benefits and availability of Immunocore’s product candidates; expectations regarding the design, progress, timing, enrollment, scope, expansion, and results of Immunocore’s existing and planned clinical trials; and potential growth opportunities and trends, including in connection with product launches in future quarters. Any forward-looking statements are based on management’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of worsening macroeconomic conditions on the Company’s business, financial position, strategy and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of the COVID-19 pandemic, war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approval of its product candidates, including KIMMTRAK; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during preclinical studies or clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of worsening macroeconomic conditions, including changes inflation and interest rates and unfavorable general market conditions, and the impacts thereon of the COVID-19 pandemic, war in Ukraine and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 1, 2023, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:
Immunocore
Sébastien Desprez, Head of Communications
T: +44 (0) 7458030732
E: mailto:sebastien.desprez@immunocore.com
Follow on Twitter: @Immunocore

Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 215-384-4781
E: ir@immunocore.com

Unaudited Condensed Consolidated Statements of Loss

Comparison of the Three Months Ended June 30, 2023 and 2022

	Three Months Ended June 30,
	2023		2022
	$’000	£’000	£’000
Product revenue, net	57,844	45,514	23,992
Pre-product revenue, net	—	—	3,708
Total revenue from sale of therapies	57,844	45,514	27,700
Collaboration revenue	2,860	2,250	4,302
Total revenue	60,704	47,764	32,002

Cost of product revenue	(1,126)	(886)	(34)
Research and development expenses	(36,560)	(28,767)	(20,150)
Selling and administrative expenses	(43,064)	(33,884)	(18,811)
Operating loss	(20,046)	(15,773)	(6,993)
Finance income	4,336	3,412	118
Finance costs	(1,989)	(1,565)	(1,397)
Net finance income / (costs)	2,347	1,847	(1,279)
Loss before taxation	(17,699)	(13,926)	(8,272)
Income tax (charge) / credit	(192)	(151)	2,151
Loss for the period	(17,891)	(14,077)	(6,121)
Basic and diluted loss per share - $ / £	(0.37)	(0.29)	(0.14)

Comparison of the Six Months Ended June 30, 2023 and 2022

	Six Months Ended June 30,
	2023		2022
	$’000	£’000	£’000
Product revenue, net	111,288	87,566	31,674
Pre-product revenue, net	—	—	6,537
Total revenue from sale of therapies	111,288	87,566	38,211
Collaboration revenue	6,023	4,739	16,265
Total revenue	117,311	92,305	54,476

Cost of product revenue	(1,352)	(1,064)	(282)
Research and development expenses	(72,716)	(57,216)	(38,731)
Selling and administrative expenses	(85,386)	(67,185)	(38,916)
Operating loss	(42,143)	(33,160)	(23,453)
Finance income	7,572	5,958	128
Finance costs	(4,048)	(3,185)	(2,730)
Net finance income / (costs)	3,524	2,773	(2,602)
Loss before taxation	(38,619)	(30,387)	(26,055)
Income tax (charge) / credit	(492)	(387)	3,806
Loss for the period	(39,111)	(30,774)	(22,249)
Basic and diluted loss per share - $ / £	(0.81)	(0.64)	(0.51)

Unaudited Condensed Consolidated Statements of Cash Flows for Each Period Presented:

	Six Months Ended June 30,
	2023	2023	2022
	$’000	£’000	£’000

Cash and cash equivalents at beginning of period	422,624	332,539	237,886
Net cash flows from / (used in) operating activities	8,135	6,401	(40,017)
Net cash flows from / (used in) investing activities	2,938	2,312	(342)
Net cash flows from / (used in) financing activities	12,509	9,843	(1,870)
Net foreign exchange difference on cash held	(11,126)	(8,754)	12,407
Cash and cash equivalents at end of period	435,080	342,341	208,064

Unaudited Condensed Consolidated Statements of Financial Position as at

	June 30, 2023 £’000	December 31, 2022 £’000
Non-current assets
Property, plant and equipment	8,325	6,472
Intangible assets	410	410
Right of use assets	24,233	25,173
Other non-current assets	7,895	7,342
Deferred tax asset	4,442	4,240
Total non-current assets	45,305	43,637
Current assets
Inventory	1,891	943
Trade and other receivables	48,458	46,711
Tax credits receivable	2,365	11,688
Cash and cash equivalents	342,341	332,539
Total current assets	395,055	391,881
Total assets	440,360	435,518
Equity
Share capital	98	97
Share premium	137,957	123,751
Foreign currency translation reserve	(1,663)	(3,097)
Other reserves	337,847	337,847
Share-based payment reserve	95,062	81,411
Accumulated deficit	(292,027)	(261,253)
Total equity	277,274	278,756
Non-current liabilities
Non-current accruals	1,646	1,479
Interest-bearing loans and borrowings	37,116	39,500
Deferred revenue	4,331	4,331
Lease liabilities	27,570	28,248
Provisions	136	114
Total non-current liabilities	70,799	73,672
Current liabilities
Trade and other payables	85,754	75,076
Corporation tax liability	803	—
Interest-bearing loans and borrowings	991	—
Deferred revenue	3,204	6,408
Lease liabilities	1,513	1,555
Provisions	22	51
Total current liabilities	92,287	83,090
Total liabilities	163,086	156,762
Total equity and liabilities	440,360	435,518